 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Jennings, Reynold J. (Last) (First) (Middle) 3820 State Street (Street) Santa Barbara, CA 93105 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) March 10, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Tenet Healthcare Corporation   THC
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           EVP & President - Eastern Division
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	25,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Jennings, Reynold J. - March 10, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
2000 B Option (Right to Buy)	Vest Ratably | 12/05/2010	Common Stock - 130,000	$27.21	D
2001 D Option (Right to Buy)	Vest Ratably | 12/04/2011	Common Stock - 240,000	$40.41	D
2002 B Option (Right to Buy)	(1) | 12/10/2012	Common Stock - 250,000	$17.56	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ Reynold J. Jennings ________________________________ __________________ ** Signature of Reporting Person Date Page 2

Jennings, Reynold J. - March 10, 2003
Form 3 (continued)
FOOTNOTE Descriptions for Tenet Healthcare Corporation THC

Form 3 - March 2003

Reynold J. Jennings
3820 State Street

Santa Barbara, CA 93105
Explanation of responses:

(1)   These options vest four years from the grant date but are subject to accelered vesting. One-third of the options will vest one year from the grant date if the stock price has reached $24 or above and has been at that price level for 20 consecutive trading days. If the stock price is below that level, then one-third of the options will vest at any time after the first anniversary that the stock price is at least $24 and has been so for at least 20 consecutive trading days. An additional one-third of the options will vest two years from the grant date if the stock price has reached $27 or above and has been at that price level for 20 consecutive trading days. If the stock price on the second anniversary is below that level, then the additional one-third of the options will vest at any time after the second anniversary that the stock price is at least $27 and has been so for at least 20 consecutive trading days. The remaining one-third of the options will vest three years from the grant date if the stock price has reached $30 or above and has been at that price level for 20 consecutive trading days. If the stock price on the third anniversary is below that level, then the remaining one-third will vest at any time after the third anniversary that the stock price is at least $30 and has been so for at least 20 consecutive trading days.

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